FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 333-144520

Intellon Presentation to Employees on September 8, 2009

1 Atheros to Acquire Intellon: Investor Relations Presentation Atheros to Acquire Intellon: Investor Relations Presentation September 8, 2009

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Safe Harbor Statement
Safe Harbor Statement
22
Except for the historical information contained herein, the matters set forth in this presentation, including the anticipated benefits for Atheros of the acquisition of
Intellon Corporation and the anticipated closing of the transaction, are forward-
looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the risk that the transaction will not close in the fourth quarter or at all, difficulties in the integration of acquired businesses, the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, or that the transaction will not be accretive to Atheros’ non-GAAP earnings per share in the first half of 2010 or at all, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, third-party relationships and revenues, and the risks detailed in Atheros' Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the
quarter ended June 30, 2009, as filed with the Securities and Exchange
Commission, and in other reports filed with the SEC by Atheros from time to time.
These forward-looking statements speak only as of the date hereof. Atheros disclaims any obligation to update these forward-looking statements.
-

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Important Additional Information and Where You
Can Find It
Important Additional Information and Where You
Can Find It
3
In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and
Exchange Commission (the SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’
Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009.
Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy
Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009.  These rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.
Atheros and Intellon with the SEC at the SEC’s web site at
http://www.sec.gov.
The proxy
by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-
7722.
documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively,
Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at
www.Intellon.com.
Additional information regarding the persons who may, under the

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Agenda
Agenda
44
Overview of companies
Transaction terms
Strategy and value proposition
Strategic benefits and combined technologies
Financial overview
Q&A

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

ATHEROS

InTellon
NO NEW WIRES

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
The Companies
The Companies
55
Leading developer of advanced
semiconductor system solutions for
wireless and wired communications
Year founded:  1998
Headquarters: Santa Clara, CA
Product lines:
Networking & PC WLAN
Mobile WLAN
Ethernet
GPS
Bluetooth
Employees (as of 6/30/09):  1,068
LTM (ended 6/30/09) revenue:  $437MM
Leading provider of powerline
communications (PLC), providing
HomePlug® compliant products for the
home networking and other markets
Year founded: 1989
Headquarters: Orlando, FL
Product lines:
PLC/Home Plug
Ethernet-over-Coax
Smart Grid
Employees (as of 6/30/09):  129
LTM (ended 6/30/09) revenue:  $74MM

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Overview of Key Transaction Terms
Overview of Key Transaction Terms
6
Other
Consideration
Mix
Transaction
Value
Transaction is subject to the approval of Intellon shareholders as well as customary closing conditions and regulatory approvals
Shareholders representing approximately 22% of Intellon’s outstanding common stock have signed an agreement to vote their shares in favor of this transaction
Anticipated closing in Q4 of 2009
Intellon shareholders to receive $7.30 per share of common stock
(based on 5-day average price of Atheros common stock as of
September 4, 2009)
Intellon shareholders may elect to receive consideration as follows
(subject to pro ration and other constraints detailed in the Merger
Agreement):
Approximately 0.135 shares of Atheros common stock and
approximately $3.60 in cash; or
$7.30 in cash; or
Approximately 0.267 shares of Atheros common stock
Stock and cash transaction valued at approximately $244MM, or
$181MM net of Intellon’s cash, cash equivalents and short-term investments as of June 30, 2009

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS®

ATHEROS®

\+

Intellon®
NO NEW WIRES®

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Intellon Acquisition
Aligns with Key Atheros Strategies
Intellon Acquisition
Aligns with Key Atheros Strategies
7
Leveraging Atheros’ core competencies in analog and
networking systems design
Building a portfolio of diversified communication products to enhance its leadership in networking, computing and mobile
markets
Expanding its technology portfolio to deliver the most
comprehensive platforms for digital home networking
Uniting leaders in WLAN and PLC to innovate richer, simple
and seamless connectivity solutions for the home

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

Digital Media Adapter
with Standard Definition TV
HomePlug to
Wi-Fi Bridge
HomePlug to
Ethernet Adapter
Online Gaming Console
VoIP Phone
Existing Home Powerline
Home Security
Monitoring
Media Center PC
Digital Audio
High Definition TV
with HD Set Top Box
with Personal Video Recorder
HomePlug®
Powerline
Network
Broadband
Slingbox AV
HomePlug to
Ethernet Adapter
HomePlug to
Router

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Intellon’s Value Proposition
Intellon’s Value Proposition
88
Leveraging the most pervasive
wired connection in the home
Intellon is the leading provider and
technology innovator of HomePlug®
compatible ICs for home networking
20+ years innovating in powerline
34 issued patents
Operates on the most pervasive wired
networking medium available today – the
home power circuit
HomePlug® technology is well suited for
devices that connect to electrical outlets
Intellon has shipped over 40 million
chipsets to date and its solutions are
utilized in 50 service provider
deployments

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Strategic Benefits
Strategic Benefits
99
Rapidly Growing
Market
A surge in consumer demand for rich multimedia content on an array of connected
devices…anywhere
in the home
Game Changing
Combination
Unmatched combined leadership in WLAN, Ethernet and PLC enabling Atheros to drive growth in home networking market
Wireless with wired mesh network is a game-changing technology that increases network…
Flexibility
Performance
Ease of use
Significant
Product &
Operating
Leverage
Leverages Atheros’ core engineering competencies culture of innovation
Employs the company’s market-leading integration, design excellence and volume production efficiencies to drive cost leadership and enable mass market adoption
Leverages complementary and overlapping sales channels
Currently carrier and retail networking
Opportunity for growth in new segments, such as networked digital media devices
and

NNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

ATHEROS

+

InTellon

NO NEW WIRES

ETHOS
ATHEROS
XSPAN
ROC
align

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Transforming the Digital Home
Transforming the Digital Home
BluRay
Player
Broadband Access
(Cable/DSL)
WLAN
Router
Broadband
Modem
Notebook
Home Desktop
Netbook
Smart phone
Gaming
Transforming the Digital Home Through
Unprecedented Wireless with Wired Mesh Networking
Transforming the Digital Home Through
Unprecedented Wireless with Wired Mesh Networking
This combination enables
unified, seamless connectivity platforms
“Connecting it All, Anywhere in the Home”
STB
PVR
Security camera
HomePlug
WLAN
VoIP
phone
VoIP
phone
IPTV
HomePlug WiFi
range extender
10

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

Total 802.11 ABG ATHEROS
align ATHEROS
XSPAN ATHEROS
ETHOS ATHEROS
Bluetooth
HOMEPLUG

Total 802.11 ABG ATHEROS
align ATHEROS
XSPAN ATHEROS
ETHOS ATHEROS
Bluetooth

ROCm ATHEROS
ETHOS ATHEROS
Bluetooth
HOMEPLUG

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Expansion
of Atheros
Technologies
Atheros’ Growing Technology Portfolio
Atheros’ Growing Technology Portfolio
PC
Desktop, Notebook,
Netbooks and MIDs
<300m Units
Leverage Key OEM and ODM Customers
GPS GPS GPS
Market Size Market Size
CONSUMER
Cellular, Gaming,
PMP and Cameras
>1B Units
NETWORKING
Gateways, APs,
Routers and A/V
200-500m Units
NETWORKING
Gateways, APs,
Routers and A/V
200-500m Units
11

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

ATHEROS
CAGR = 37%

InTellon
NO NEW WIRES
CAGR = 64%

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Revenue Growth Track Records
Revenue Growth Track Records
$183
$302
$417
$472
2005 2006 2007 2008
($ in millions)
$17
$34
$52
$75
2005 2006 2007 2008
($ in millions)
12

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

	ATHEROS	Intellon No New Wires

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Financial Performance
Financial Performance
13
Q2 2009 Results (6/30/09)
Revenue
Q/Q Revenue Growth Rate
Gross Profit*
Gross Margin*
Operating Income*
Operating Income Margin*
$112.2
27.6%
$53.2
47.4%
$12.1
10.8%
($ in millions)
$17.5
12.7%
$8.8
50.4%
$0.9
5.1%
The transaction is expected to be accretive to Atheros’ non-GAAP earnings per share in the first half 2010.
Cash
$340.6
$62.1
$0.0
$0.0
*In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of our core operating performance on a period-to-period basis. The excluded items represent stock-
based compensation and charges and gains that are primarily driven by discrete events that we do not consider to be directly related to core operating performance. We use non-GAAP measures to evaluate the core operating performance of our business, for comparison with forecasts and strategic plans, for calculating return on investment and for benchmarking performance externally against competitors. In addition, management’s incentive compensation is determined using these non-GAAP measures. Also, when evaluating potential acquisitions, we primarily consider the impact of the target’s performance and valuation on our non-GAAP measures.
13
Debt
Earnings Per Share*
$0.20 $0.03

INNOVATE. DIFFERENTIATE. LIBERATE.
ATHEROS

ATHEROS

+

Intellon

NO NEW WIRES

A T H E R O S   C O M M U N I C A T I O N S ,  I N C .
Intellon Acquisition Summary
Intellon Acquisition Summary
14
Immediately establishes
Atheros as the leader in
powerline communications ICs
Enables Atheros to further our
drive towards seamless,
simple home networking
Leverages strong technology,
channel and customer
synergies
Brings a profitable addition to
the Atheros product portfolio
50+% gross margins
Expected to accretive in the
first half of 2010
Brings a growing portfolio of seamless networking products
to our strong and growing common customer base

15 T H A N K Y O U T H A N K Y O U